Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS THIRD QUARTER 2009 FINANCIAL RESULTS

Dublin, Ireland, October 21, 2009 - Elan Corporation, plc today reported its third quarter 2009 financial results.

Elan CEO Kelly Martin said, “The third quarter of 2009 proved to be a time of significant transformation for Elan.  Completion of the Johnson & Johnson transaction and the subsequent refinancing of our balance sheet provide strategic flexibility and financial stability for the company.”  He added, “We are now afforded the opportunity to focus on growing Tysabri and EDT businesses, advancing our bioneurology pipeline and investing in unique science while having fundamentally reduced business risk across the enterprise.”

Commenting on the third quarter results, Elan executive vice president and chief financial officer, Shane Cooke said, “We are delighted with our progress this quarter, which reflect a substantial improvement in our liquidity and net debt position, as well as a continued strengthening in our operating performance. We reported net income of $52.3 million compared to a loss of $83.5 million last year.  This turnaround was as a result of a net gain related to closing the Johnson & Johnson transaction and an improvement in operating performance which saw revenues grow, but operating expenses decline. Tysabri continued to show solid growth with a 19% increase in worldwide sales over last year. After the quarter-end, we further strengthened our financial position through a tender offer and new bond issue which extended the average maturity of our debt by approximately 70% and staggers it over the next 7 years.”

Mr. Cooke added that for the full year Elan remains on track to record double digit revenue growth and now expects Adjusted EBITDA of around $75 million, better than previously expected.

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Revenue (see page 8)
266.4	283.7	Product revenue	715.4	797.2
3.7	3.3	Contract revenue	15.0	15.8
270.1	287.0	Total revenue	730.4	813.0
135.7	142.1	Cost of goods sold	368.5	410.3
134.4	144.9	Gross margin	361.9	402.7

		Operating Expenses (see page 13)
77.3	66.6	Selling, general and administrative	228.2	206.7
88.6	80.0	Research and development	241.2	241.4
—	(107.7)	Net gain on divestment of business (see page 15)	—	(107.7)
7.8	3.2	Other net charges (see page 16)	13.4	30.8
173.7	42.1	Total operating expenses	482.8	371.2
(39.3)	102.8	Operating income/(loss)	(120.9)	31.5

		Net Interest and Investment Gains and Losses
32.9	34.4	Net interest expense	100.9	104.0
8.2	—	Net investment losses	11.0	—
41.1	34.4	Net interest and investment gains and losses	111.9	104.0

(80.4)	68.4	Net income/(loss) before tax	(232.8)	(72.5)
3.1	16.1	Provision for income taxes	7.7	46.0
(83.5)	52.3	Net income/(loss)	(240.5)	(118.5)

(0.18)	0.11	Basic net income/(loss) per ordinary share	(0.51)	(0.25)
474.6	491.8	Basic weighted average number of ordinary shares outstanding (in millions)	473.1	481.1

(0.18)	0.11	Diluted net income/(loss) per ordinary share	(0.51)	(0.25)
474.6	494.2	Diluted weighted average number of ordinary shares outstanding (in millions)	473.1	481.1

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m

(83.5)	52.3	Net income/(loss)	(240.5)	(118.5)
32.9	34.4	Net interest expense	100.9	104.0
3.1	16.1	Provision for income taxes	7.7	46.0
18.0	19.2	Depreciation and amortization	52.1	57.4
(0.2)	0.4	Amortized fees	(2.5)	—
(29.7)	122.4	EBITDA	(82.3)	88.9

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
(29.7)	122.4	EBITDA	(82.3)	88.9
12.1	5.9	Share-based compensation	35.5	24.9
—	(107.7)	Net gain on divestment of business	—	(107.7)
7.8	3.2	Other net charges	13.4	30.8
8.2	—	Net investment losses	11.0	—
(1.6)	23.8	Adjusted EBITDA	(22.4)	36.9

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gain on divestment of business, other net charges, and net investment losses.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net income/(loss) are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2008 US$m	September 30 2009 US$m
Assets
Current Assets
Cash and cash equivalents	375.3	1,122.2
Restricted cash and cash equivalents — current	20.2	16.8
Investment securities — current	30.5	11.5
Deferred tax assets — current	95.9	55.7
Prepaid and other current assets	240.1	255.4
Total current assets	762.0	1,461.6

Non-Current Assets
Intangible assets, net	553.9	457.1
Property, plant and equipment, net	351.8	296.5
Equity method investment	—	235.0
Investment securities — non-current	8.1	8.6
Deferred tax assets — non-current	145.3	145.2
Restricted cash and cash equivalents — non-current	15.0	14.9
Other assets	31.5	29.5
Total Assets	1,867.6	2,648.4

Liabilities and Shareholders’ Equity/(Deficit)
Accounts payable, accrued and other liabilities	334.8	1,182.2
Long-term debt (1)	1,765.0	915.0
Shareholders’ equity/(deficit) (see page 18)	(232.2)	551.2
Total Liabilities and Shareholders’ Equity/(Deficit)	1,867.6	2,648.4

(1) A cash tender offer was announced on September 29, 2009 for the outstanding $850.0 million 7.75% senior notes due 2011 and consequently the full amount of these notes has been transferred from long-term debt to accounts payable, accrued and other liabilities at September 30, 2009.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m

(34.6)	(29.7)	Net interest and tax	(102.6)	(105.3)
—	(19.3)	Divestment of business (transaction/other costs)	—	(19.3)
(7.8)	(3.2)	Other net charges	(13.4)	(12.9)
(1.6)	23.8	Other operating activities	(22.4)	36.9
25.7	53.9	Working capital (increase)/decrease	(1.9)	26.8
(18.3)	25.5	Cash flows from operating activities	(140.3)	(73.8)

(87.5)	(2.1)	Net purchases of tangible and intangible assets	(110.7)	(78.8)
19.0	12.1	Net proceeds from sale of investments	224.2	22.4
—	—	Net proceeds from divestment of product	2.0	—
13.0	868.3	Cash flows from financing activities	51.6	873.5
(10.1)	—	Restricted cash and cash equivalents movement	(6.2)	3.6
(83.9)	903.8	Net cash movement	20.6	746.9
528.0	218.4	Beginning cash balance	423.5	375.3
444.1	1,122.2	Cash and cash equivalents at end of period	444.1	1,122.2

Overview

Elan recorded net income of $52.3 million for the third quarter of 2009 compared to a net loss of $83.5 million for the third quarter of 2008. This improvement of $135.8 million principally reflects a $107.7 million net gain on divestment of the Alzheimer’s Immunotherapy Program (AIP) business to a subsidiary of Johnson & Johnson during the quarter, along with an improved operating performance, with the operating loss excluding this gain and other net charges decreasing by $29.8 million to $1.7 million in the third quarter of 2009 compared to $31.5 million in the third quarter of 2008. This improved operating performance resulted from a 6% increase in revenues and a 12% reduction in operating expenses.

Operating Results

For the third quarter of 2009, total revenue increased by 6% to $287.0 million, from $270.1 million for the same period in 2008. Revenue from the Biopharmaceuticals business grew by 10% while revenue from the Elan Drug Technologies (EDT) business decreased by 3%. The increase in revenue from the Biopharmaceuticals business was driven by a solid performance from Tysabri®, more than offsetting reduced sales of Azactam® and Maxipime®.  Elan’s recorded sales of Tysabri increased 16% to $191.4 million in the third quarter of 2009, from $164.5 million in the third quarter of 2008, consistent with the 19% growth in global in-market net sales of Tysabri to $281.6 million in the third quarter of 2009 from $237.0 million in the third quarter of 2008.

For the third quarter of 2009, the gross margin was $144.9 million, compared to $134.4 million for the third quarter of 2008.  The increased gross margin principally reflects higher sales of Tysabri.

Operating income of $102.8 million includes a net gain on divestment of business of $107.7 million related to the sale of the AIP business as part of the Johnson & Johnson transaction. Excluding this net gain on divestment of business and other net charges, the operating loss for the third quarter of 2009 was $1.7 million, a decrease of 95% from $31.5 million for the third quarter of 2008. This improved operating performance resulted from the 6% increase in revenue and the resulting increase in gross margin, combined with a 12% decrease in selling, general and administrative (SG&A) and research and development (R&D) expenses. SG&A expenses declined by 14% and represented 23% of revenues in the third quarter of 2009, down from 29% of revenues in the same quarter last year. In the third quarter of 2009, R&D costs decreased by 10% compared to the same period in 2008 and included $32.0 million (2008: $32.0 million) in relation to AIP.

The provision for income taxes was $16.1 million in the third quarter of 2009, compared to $3.1 million in the third quarter of 2008. This follows the recognition of a net deferred tax asset of $236.6 million in the fourth quarter of 2008 related to Elan’s U.S. tax loss carryforwards, due to the recent and projected future profitability of Elan's U.S. operations. The tax charge for the quarter ended 30 September, 2009 includes a non-cash expense of $16.0 million related to that deferred tax asset as the underlying loss carryforwards are utilized to shelter taxable income in the United States. Elan expects its tax expense in future periods to include similar non-cash expenses.

Adjusted EBITDA

For the third quarter of 2009, Elan reported positive Adjusted EBITDA of $23.8 million, compared to an Adjusted EBITDA loss of $1.6 million in the same period of 2008.  The improvement principally reflects the increase in revenue and improved operating margins as a result of the 12% decrease in SG&A and R&D expenses.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals and EDT businesses.

Conclusion of Strategic Review

On January 13, 2009, Elan announced that its Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of Elan’s strategic alternatives.  The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer-term value creation.

As described further below, following completion of the strategic review, and assuming full acceptance of the debt tender offer, Elan’s net debt has been reduced by approximately 60%, from $1.5 billion at June 30, 2009 to $0.6 billion at September 30, 2009, and the weighted average maturity of the debt has been extended by approximately 70%, from 35 months to 60 months.

On September 17, 2009, Elan completed a definitive transaction with Johnson & Johnson whereby Johnson & Johnson has acquired substantially all of the assets and rights of Elan related to AIP, through a newly formed Johnson & Johnson subsidiary, Janssen Alzheimer Immunotherapy (Janssen AI). In addition, Johnson & Johnson, through its subsidiary, Janssen Pharmaceutical, invested $885.0 million in exchange for 107.4 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan’s outstanding ordinary shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of its AIP rights and assets, Elan received a 49.9% equity interest in Janssen AI. Elan will be entitled to a 49.9% share of the profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration with Wyeth (which has been acquired by Pfizer). Elan recognized a net gain on divestment of the AIP business of $107.7 million in the third quarter of 2009 (see page 15).

On September 29, 2009, Elan announced its intent to offer new senior fixed rate notes due 2016 (2016 Fixed Rate Notes), and, on October 2, 2009, Elan completed the offering of $625.0 million in aggregate principal amount of the 2016 Fixed Rate Notes. These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning April 15, 2010.

On September 29, 2009, Elan announced a cash tender offer (the Tender Offer) for the outstanding $850.0 million in aggregate principal amount of the 7.75% senior fixed rate notes due in 2011 (2011 Fixed Rate Notes). The Tender Offer expires on October 28, 2009. As of the early tender date of October 13, 2009, holders of $783.9 million in principal amount of the 2011 Fixed Rate Notes had tendered their notes.

Total Revenue

For the third quarter of 2009, total revenue increased 6% to $287.0 million from $270.1 million for the same period of 2008, mainly related to growth in the Biopharmaceuticals business. Revenue from the Biopharmaceuticals business increased by 10%. Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
198.9	217.8	Revenue from the Biopharmaceuticals business	518.0	605.2
71.2	69.2	Revenue from the EDT business	212.4	207.8
270.1	287.0	Total revenue	730.4	813.0

Revenue from the Biopharmaceuticals business

For the third quarter of 2009, revenue from the Biopharmaceuticals business increased by 10% to $217.8 million from $198.9 million for the third quarter of 2008.  The increase was primarily due to solid growth in Tysabri sales, which more than compensated for reduced sales of Azactam and Maxipime.

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
121.4	130.7	Tysabri – U.S.	307.0	371.1
43.1	60.7	Tysabri – Rest of world (ROW)	97.9	152.7
164.5	191.4	Total Tysabri	404.9	523.8
24.2	19.8	Azactam	76.1	57.5
4.2	4.7	Prialt®	12.1	13.4
5.7	1.8	Maxipime	24.0	9.4
0.3	0.1	Royalties	0.9	1.1
198.9	217.8	Total revenue from Biopharmaceuticals business	518.0	605.2

Tysabri
Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
121.4	130.7	United States	307.0	371.1
115.6	150.9	ROW	289.7	391.8
237.0	281.6	Total Tysabri in-market net sales	596.7	762.9

For the third quarter of 2009, Tysabri in-market net sales increased by 19% to $281.6 million from $237.0 million for the same period of 2008.  The increase reflects strong patient demand across global markets.  At the end of September 2009, approximately 46,200 patients were on therapy worldwide, including approximately 23,400 commercial patients in the United States and approximately 22,200 commercial patients in the ROW, representing an increase of 7% over the approximately 43,300 patients who were on therapy at the end of June 2009 and a 30% increase over September 2008.

In the third quarter of 2009, the rate of growth of net commercial patient additions was impacted by the summer months, with 2,900 net patients added in the third quarter of 2009 compared to 3,400 in the second quarter of 2009.  Of the net increase, the rate of acceleration was higher in the United States with approximately 1,400 added in the third quarter of 2009, an increase of 17% over the 1,200 that were added in the second quarter of 2009.  In the ROW market, 1,500 were added in the third quarter of 2009, compared to 2,200 added in the second quarter of 2009.

Cumulatively, in the post-marketing setting approximately 60,700 patients have been treated with Tysabri as of the end of September 2009.  Of those patients, approximately 34,400 have received at least one year of Tysabri therapy, approximately 23,000 patients have received at least 18 months of Tysabri therapy, approximately 13,400 patients have received at least 24 months of Tysabri therapy, and approximately 6,400 patients have received at least 30 months of Tysabri therapy.

Tysabri was developed and is being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $130.7 million for the third quarter of 2009, an increase of 8% over net sales of $121.4 million in the same period of 2008.  Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of September 2009, approximately 23,400 patients were on commercial therapy, which represents an increase of 6% over the approximately 22,000 who were on therapy at the end of June 2009 and 20% over the number of patients who were on therapy at the end of September last year.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $60.7 million for the third quarter of 2009, compared to $43.1 million for the third quarter of 2008, an increase of 41%.  Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
115.6	150.9	ROW in-market sales by Biogen Idec	289.7	391.8
(63.4)	(74.1)	ROW operating expenses incurred by the collaboration	(180.9)	(202.7)
52.2	76.8	ROW operating profit incurred by the collaboration	108.8	189.1
26.1	38.4	Elan’s 50% share of Tysabri ROW collaboration operating profit	54.4	94.5
17.0	22.3	Elan’s directly incurred costs	43.5	58.2
43.1	60.7	Net Tysabri ROW revenue	97.9	152.7

At the end of September 2009, approximately 22,200 patients, principally in the European Union, were on commercial therapy, an increase of 7% over the approximately 20,700 who were on therapy at the end of June 2009 and 45% over the number of patients who were on therapy at the end of September last year.

Other Biopharmaceuticals products

Azactam revenue decreased 18% to $19.8 million for the third quarter of 2009, compared to $24.2 million for the same period of 2008. The decrease was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition, which may be imminent. However, no generic form of Azactam has been approved to date. Elan expects that its sole source for Azactam will cease supply of Elan’s requirements for Azactam in the first quarter of 2010 at the latest.  Following this cessation of supply, Elan’s revenues from Azactam will cease to exist.

Prialt revenue was $4.7 million for the third quarter of 2009, compared to $4.2 million for the same period of 2008, an increase of 12%, as a result of higher demand for the product.

Maxipime revenue decreased 68% to $1.8 million for the third quarter of 2009 from $5.7 million for the third quarter of 2008.  The decrease was principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.

Revenue from the EDT business

For the third quarter of 2009, revenue from the EDT business decreased by 3% to $69.2 million from $71.2 million for the third quarter of 2008.

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
		Manufacturing revenue and royalties
16.8	14.6	Tricor®	45.6	44.6
10.9	10.2	Skelaxin®	28.3	25.8
8.5	8.3	Focalin® XR / RitalinLA®	25.7	25.9
5.6	6.1	Verelan®	16.8	16.9
25.7	26.7	Other	81.0	78.8
67.5	65.9	Total manufacturing revenue and royalties	197.4	192.0

		Contract revenue
3.4	3.3	Research revenue and milestones	12.6	15.8
0.3	—	Amortized fees	2.4	—
3.7	3.3	Total contract revenue	15.0	15.8

71.2	69.2	Total revenue from the EDT business	212.4	207.8

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the third quarter of 2009 or 2008.  For the third quarter of 2009, of the total of $65.9 million (2008: $67.5 million) in manufacturing revenue and royalties, 46% (2008: 50%) consisted of royalties received on products that were not manufactured by Elan.

Additional analyses of the results between the Biopharmaceuticals and EDT businesses are set out in Appendices I and II. For the third quarter of 2009, Adjusted EBITDA from the EDT business increased by 14% to $30.6 million from $26.9 million for the same period of 2008.  EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

During the third quarter of 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega® Sustenna™, a once monthly atypical antipsychotic injection, by the U.S. Food and Drug Administration (FDA).  The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using the NanoCrystal® technology. Invega Sustenna is the fifth licensed product approved by the FDA using Elan’s NanoCrystal® technology for various formulations.

On October 14, 2009, an Advisory Committee of the FDA reviewed Fampridine-SR for improvement of walking ability in people with MS. A majority of the Advisory Committee voted that Phase 3 trials provided substantial evidence that Fampridine SR is effective and that there are conditions under which it could be safely used as a therapy to improve walking in patients with MS.  The FDA seeks the advice of an Advisory Committee when evaluating a potential new treatment, but is not required to follow its recommendation. The current Fampridine-SR Prescription Drug User Fee Act (PDUFA) date set by the FDA is October 22, 2009; the PDUFA date is the target date for the FDA to complete its review of Fampridine-SR. Fampridine-SR is being developed by Acorda Therapeutics, Inc. for the improvement of the walking ability of people with MS. Fampridine-SR incorporates EDT’s proprietary MXDAS® (Matrix Drug Absorption System) technology in a sustained-release tablet formulation of fampridine and will be manufactured by EDT if it is approved.

Operating Expenses

Selling, general and administrative

Although revenues increased by 6% in the third quarter of 2009, SG&A expenses decreased by 14% to $66.6 million from $77.3 million for the same period of 2008.  The decrease principally reflects lower headcount from the reduction of support activities, along with continued cost control.  SG&A expense for the three and nine months ended September 30, 2009 and 2008 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
56.2	50.9	Biopharmaceuticals	163.9	156.7
10.2	7.3	EDT	32.0	23.5
4.5	4.5	Depreciation and amortization	12.8	12.7
6.4	3.9	Share-based compensation	19.5	13.8
77.3	66.6	Total	228.2	206.7

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development

For the third quarter of 2009, R&D expenses decreased by 10% to $80.0 million from $88.6 million for the same period of 2008. The decrease primarily relates to timing of spend on our key R&D programs. For the quarter ended September 30, 2009, R&D expenses include $32.0 million (2008: $32.0 million) in relation to AIP.

For the nine months ended September 30, 2009, R&D expenses included $89.0 million (2008: $78.2 million) in relation to AIP.

During the third quarter of 2009, data were presented at the 25th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) showing the potential of Tysabri to redefine successful MS therapy. These data were from observational studies and retrospective analyses of the Phase 3 AFFIRM clinical trial, demonstrating that Tysabri:

•	Significantly improves measures of physical and cognitive disability using the Multiple Sclerosis Functional Composite in patients from the AFFIRM trial with baseline impairment;

•	Promoted regeneration or stabilization of damage to the myelin sheath, which can cause some of the symptoms seen in MS patients, as measured by advanced MRI technology; and

•	Shows improvement in quality of life as reported by patients

ELND005 (scyllo-inositol) is an orally administered drug candidate in Phase 2 trials for the treatment of mild to moderate Alzheimer’s disease. Elan and our collaborator Transition Therapeutics, Inc. presented Phase 1 data demonstrating that treatment with ELND005 achieves desired concentrations in human brain tissue and cerebrospinal fluid when given orally. Preclinical data were also presented showing that

ELND005 administration is also associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented in July at the 2009 Alzheimer’s Association International Conference on Alzheimer’s disease in Vienna, Austria.

We continued to make progress in our early stage drug candidate programs. The ELND002 program initiated start-up activities for the safety and tolerability Phase 1b study in MS patients. The ELND006 drug candidate, an orally administered gamma secretase inhibitor, continued to progress with Phase 1 multiple ascending dose safety and tolerability studies ongoing.

Net gain on divestment of business

US$m
Investment in Janssen AI	235.0
Intangible assets	(68.0)
Biologics and fill-finish impairment	(41.2)
Transaction and other costs	(18.1)
Net gain on divestment of business	107.7

As described on page 7, on September 17, 2009, following completion of Elan’s strategic review, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights of Elan related to its AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP.

The AIP business represented Elan’s interest in a collaboration with Wyeth to research, develop and commercialize products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI assumed Elan’s activities under AIP and is continuing development activities for this program, including bapineuzumab, a potential first-in-class treatment being evaluated for slowing the progression of Alzheimer’s disease.

AIP includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. The lead compound (bapineuzumab), administered intravenously once every three months, is currently in Phase 3 clinical trials. A subcutaneous formulation, administered once a week, is currently in Phase 2 trials. In addition, a vaccine for Alzheimer’s disease (ACC-001) is also in Phase 2 trials.

In consideration for the transfer of these rights and assets, Elan received a 49.9% equity interest in Janssen AI. Elan will be entitled to a 49.9% share of the profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Elan’s equity interest in Janssen AI has been recorded as an equity method investment on the balance sheet at September 30, 2009, at an estimated value of $235.0 million.

Under the terms of Elan’s bonds, Elan is required to either reinvest $235.0 million of the proceeds received from Johnson & Johnson in Elan’s business, or if not reinvested, to make a pro-rata offer to repurchase a portion of the bonds at par.

The net gain recorded on divestment of this business amounted to $107.7 million, principally reflecting the carrying value of Elan’s investment in Janssen AI less the carrying value of the divested intangible assets (including $10.3 million of goodwill allocated to the AIP business), along with manufacturing facility impairment charges and transaction costs. Following the transfer of Elan’s AIP manufacturing rights as part of the AIP business to Janssen AI, Elan re-evaluated its longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million. The remaining carrying value of these assets at September 30, 2009 is $6.8 million. Transaction and other costs of $18.1 million were also incurred in divesting the AIP business. The amounts attributable to the divestment of the AIP business are still to be finalized and may result in a net gain of greater or less than the amount recorded in the third quarter of 2009.

Other net charges

Other net charges for the three and nine months ended September 30, 2009 and 2008 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2008 US$m	2009 US$m		2008 US$m	2009 US$m
0.5	3.2	Severance and restructuring charges	6.1	28.4
—	—	Asset impairment charges	—	15.4
—	—	In-process research and development	—	5.0
—	—	Legal settlement gain	—	(18.0)
7.3	—	Deferred transaction costs	7.3	—
7.8	3.2	Total	13.4	30.8

For the third quarter of 2009, other net charges of $3.2 million consisted of severance and restructuring charges of $3.2 million. These charges primarily relate to the realignment of resources announced in the first quarter of 2009.

For the nine months ended September 30, 2009, other net charges of $30.8 million included severance and restructuring charges of $28.4 million and asset impairment charges of $15.4 million primarily related to the realignment of resources announced in the first quarter of 2009, and an in-process research and development charge of $5.0 million in respect of a license fee incurred under the collaboration agreement with PharmatrophiX entered into during the second quarter of 2009. These charges were partially offset by a net legal settlement gain of $18.0 million related to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent. In connection with the settlement, Elan received $18.0 million from Watson in March 2009.

Debt Refinancing

On September 29, 2009, Elan announced its intent to offer the 2016 Fixed Rate Notes, and, on October 2, 2009, Elan completed the offering of $625.0 million in aggregate principal amount of 2016 Fixed Rate Notes. These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning April 15, 2010.

On September 29, 2009 Elan announced the Tender Offer for the outstanding $850.0 million in aggregate principal amount of the 2011 Fixed Rate Notes. The Tender Offer is for any and all of the 2011 Fixed Rate Notes for a total consideration of $1,019.38 per $1,000 principal amount if tendered on or before the early tender date of October 13, 2009, and $989.38 per $1,000 principal amount thereafter and through the tender offer expiration date of October 28, 2009. Assuming tendering of all of the $850.0 million in 2011 Fixed Rate Notes, Elan will record a net charge on debt retirement of approximately $27 million in the fourth quarter of 2009. As of the early tender date of October 13, 2009, holders of $783.9 million in principal amount of the 2011 Fixed Rate Notes had tendered their notes.

Following the completion of the issuance of the 2016 Fixed Rate Notes and assuming tendering of all of the $850.0 million in 7.75% Notes due 2011, Elan’s total debt position would be reduced from $1,765.0 million at September 30, 2009 to $1,540.0 million on a pro forma basis.

The following table sets out Elan’s debt position at September 30, 2009 and pro forma for the retirement of all of the 2011 Fixed Rate Notes and the issuance of the 2016 Fixed Rate Notes:

	September 30 2009 US$m	Pro Forma September 30 2009 US$m
7.75% 2011 Fixed Rate Notes	850.0	—
Floating Rate Notes due 2011	300.0	300.0
8.875% 2013 Fixed Rate Notes	465.0	465.0
Floating Rate Notes due 2013	150.0	150.0
8.75% 2016 Fixed Rate Notes	—	625.0
Total debt	1,765.0	1,540.0

Movement in Shareholders’ Equity/(Deficit)

US$m
Balance at June 30, 2009	(375.5)
Net income for the period	52.3
Share-based compensation	4.8
Issuance of share capital	868.8
Other	0.8
Balance at September 30, 2009	551.2

The movement related to the issuance of share capital in the third quarter of 2009 was primarily due to the $885.0 million investment from Johnson & Johnson in exchange for newly issued ADRs of Elan, partially offset by $17.2 million in transaction costs attributable to the issuance.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events (including death) associated with Tysabri (including additional cases of progressive multifocal leukoencephalopathy (PML)), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Wyeth (which has been acquired by Pfizer) for the success of AIP; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition, which may be imminent); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (in particular, the expectation that Elan’s supply of Azactam will terminate by the first quarter of 2010 at the latest); trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended September 30, 2008				Three Months Ended September 30, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
198.9	67.5	266.4	Product revenue	217.8	65.9	283.7
—	3.7	3.7	Contract revenue	—	3.3	3.3
198.9	71.2	270.1	Total revenue	217.8	69.2	287.0
104.1	31.6	135.7	Cost of goods sold	113.4	28.7	142.1
94.8	39.6	134.4	Gross margin	104.4	40.5	144.9

			Operating Expenses
65.3	12.0	77.3	Selling, general and administrative(1)	58.0	8.6	66.6
76.7	11.9	88.6	Research and development	67.9	12.1	80.0
—	—	—	Net gain on divestment of business	(107.7)	—	(107.7)
7.8	—	7.8	Other net charges	1.4	1.8	3.2
149.8	23.9	173.7	Total operating expenses	19.6	22.5	42.1
(55.0)	15.7	(39.3)	Operating income/(loss)	84.8	18.0	102.8

9.2	8.8	18.0	Depreciation and amortization	10.6	8.6	19.2
—	—	—	Net gain on divestment of business	(107.7)	—	(107.7)
—	(0.2)	(0.2)	Amortized fees	—	0.4	0.4
9.5	2.6	12.1	Share-based compensation	4.1	1.8	5.9
7.8	—	7.8	Other net charges	1.4	1.8	3.2
(28.5)	26.9	(1.6)	Adjusted EBITDA	(6.8)	30.6	23.8

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Nine Months Ended September 30, 2008				Nine Months Ended September 30, 2009
Biopharma- ceuticals	EDT	Total		Biopharma -ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
518.0	197.4	715.4	Product revenue	605.2	192.0	797.2
—	15.0	15.0	Contract revenue	—	15.8	15.8
518.0	212.4	730.4	Total revenue	605.2	207.8	813.0
273.2	95.3	368.5	Cost of goods sold	323.6	86.7	410.3
244.8	117.1	361.9	Gross margin	281.6	121.1	402.7

			Operating Expenses
192.0	36.2	228.2	Selling, general and administrative(1)	179.3	27.4	206.7
205.8	35.4	241.2	Research and development	205.7	35.7	241.4
—	—	—	Net gain on divestment of business	(107.7)	—	(107.7)
13.4	—	13.4	Other net charges	25.5	5.3	30.8
411.2	71.6	482.8	Total operating expenses	302.8	68.4	371.2
(166.4)	45.5	(120.9)	Operating (loss)/income	(21.2)	52.7	31.5

24.0	28.1	52.1	Depreciation and amortization	31.6	25.8	57.4
—	—	—	Net gain on divestment of business	(107.7)	—	(107.7)
—	(2.5)	(2.5)	Amortized fees	—	—	—
27.9	7.6	35.5	Share-based compensation	19.1	5.8	24.9
13.4	—	13.4	Other net charges	25.5	5.3	30.8
(101.1)	78.7	(22.4)	Adjusted EBITDA	(52.7)	89.6	36.9

 (1) General and corporate costs have been allocated between the two segments.